COMPASS ENERGY HOLDINGS, INC.
3170 Holmestown Road
Myrtle Beach, SC 29588

August 22, 2012

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

                       Re: Compass Energy Holdings, Inc. -- Request to Withdraw Registration Statement on Form S-1 Registration No. 333-167048

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended,  Compass Energy Holdings, Inc., a corporation formed under the laws of the State of Nevada (the “Company”), hereby respectfully requests that the U.S. Securities and Exchange Commission (the “Commission”) consent to the immediate withdrawal of the Company’s Registration Statement on Form S-1 (Registration No.  333-167048) together with all exhibits originally filed on May 24,2010 (the “Registration Statement”). the Company has determined not to proceed at this time with the registration of its securities as contemplated by the Registration Statement. The Registration Statement was not declared effective by the Commission and no securities were sold or will be sold under the Registration Statement.

Accordingly, we hereby request that an order granting the withdrawal of the Registration Statement be issued by the Commission as soon as possible. Should you have any questions or require any further information, please contact the undersigned at (843) 274-5974. Thank you for your assistance with this application for withdrawal.

Sincerely, Compass Energy Holdings, Inc.

By:	/s/ Peter Iodice
Name:	Peter Iodice
Title:	President